UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 13, 2010

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated May 13, 2010 – China Yuchai International Announces Unaudited First Quarter 2010 Financial Results

99.2	Unaudited Financial Statements for First Quarter 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 13, 2010

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/S/ BOO GUAN SAW
Name:	Mr. Boo Guan Saw
Title:	President and Director

Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2010 Financial Results

Singapore, Singapore – May 13, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2010. As announced on February 25, 2010, China Yuchai has changed its financial reporting standards from U.S. GAAP to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). China Yuchai reported its consolidated financial results using IFRS in its FY 2009 Form 20-F which was filed on April 30, 2010 with the U.S. Securities and Exchange Commission and the financial information presented herein for FY 2009 and FY 2010 are reported using IFRS.

Net revenue for the first quarter of 2010 was RMB 5.1 billion (US$ 742.7 million) compared with RMB 2.9 billion (US$ 431.4 million) in the first quarter of 2009, representing a 72.2% year-over-year growth. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the first quarter of 2010 was 195,017 units compared with 121,749 units in the previous year, a 60% unit sales volume increase. The stronger growth in revenue was primarily due to the shift of product mix towards heavy and medium duty engines.

Gross profit was RMB 1.0 billion (US$ 150.2 million) in the first quarter of 2010, representing a 111.1% increase over the gross profit of RMB 0.49 billion (US$ 71.1 million) in the first quarter of 2009. The gross margin for the first quarter of 2010 was 20.2%, a 3.7% improvement over the gross margin of 16.5% for the first quarter of 2009. Since the second half of 2009, the Company sold more heavy and medium duty engines which carry higher gross margins.

Research and development (“R & D”) expenses were RMB 67.3 million (US$ 9.9 million) in the first quarter of 2010 versus RMB 57.5 million (US$ 8.4 million) in the first quarter of 2009. As a percentage of net revenue, R & D spending was 1.3% of net revenue in the first quarter, compared with 2.0% in the same quarter last year.

Selling, distribution & administrative expenses in the first quarter of 2010 were RMB 507.7 million (US$ 74.4 million) compared with RMB 332.1 million (US$ 48.7 million) in the first quarter of 2009. These expenses represented 10.0% of first quarter 2010 net revenue compared with 11.3% of first quarter 2009 net revenue. The expenses declined as a percentage of net revenue mainly due to continued cost saving measures and improved economies of scale in the first quarter of 2010 compared to the same quarter a year ago.

Operating profit was RMB 468.7 million (US$ 68.7 million) in the first quarter of 2010, a 345.6% increase over the RMB 105.2 million (US$ 15.4 million) in the first quarter of 2009. The increase is mainly due to higher gross profit. The operating margin was 9.2% in the first quarter of 2010 compared with 3.6% in the first quarter of 2009.

Profit for the period attributable to equity holders of the Parent (the term “Parent” as used in this announcement refers to China Yuchai) was RMB 271.8 million (US$ 39.8 million), or earnings per share of RMB 7.29 (US$ 1.07), in the first quarter of 2010 compared with RMB 207.8 million (US$ 30.4 million), or earnings per share of RMB 5.58 (US$ 0.82) in the first quarter of 2009. In the first quarter of 2009, there was a one-time non-recurring gain of RMB 203.0 million (US$ 29.7 million) from GYMCL’s acquisition of 100% equity of Guangxi Yulin Hotel Company Ltd in settlement of past loans (as previously reported). Excluding the one-time gain, the profit for the period attributable to equity holders of the Parent for the first quarter of 2009 would have been RMB52.7 million (US$ 7.7 million) or earnings per share of RMB 1.41 (US$ 0.21).

As of March 31, 2010, the Company had cash and cash equivalent of RMB 3.7 billion (US$ 537.6 million) compared with total short-term and long-term interest bearing loans and borrowings of RMB 954.5 million (US$ 139.8 million). Total equity attributable to equity holders of the Parent increased to RMB 4.3 billion (US$ 623.7 million) on March 31, 2010, from RMB 4.0 billion on December 31, 2009. The total shares issued and outstanding as of March 31, 2010 were 37,267,673 shares.

Mr. Boo Guan Saw, President of China Yuchai, commented, “We are pleased by the robust increase in unit sales and improved product-mix in the first quarter of 2010. We are now well-positioned to offer a wider range and higher volume of high quality engines ranging from light-duty to heavy-duty to meet the growing transportation demand in China. While this has been a strong quarter, it is to be noted that going forward, the diesel engine market in China is likely to be affected by inventories available in the industry as well as the Chinese government’s credit tightening policy to contain inflation. In relation to our production capabilities, the new foundry equipped with high-grade imported machinery and robotic product tools is anticipated to significantly strengthen our in-sourcing capabilities for key performance engine components as well as improve the efficiency of our foundry operations. Trial production at the new foundry commenced in the first quarter of 2010 and this together with our strategic partnerships with CIMC-Chery, Caterpillar and Geely allows us to continue to be an active and integral participant in the growth of China’s automotive industry.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8263 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2010 or at any other date.

First quarter 2010 Earnings Web Cast

An audio web cast for the investment community has been scheduled for 8:30 A.M. Eastern Daylight Time today, May 13, 2010. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold approximately 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email:  kevin.theiss@grayling.com

            dixon.chen@grayling.com

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Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the period ended March 31, 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Announced results
	YTD 31st March, 2010		YTD 31st March, 2009
	Rmb ‘000	Usd ‘000	Rmb ‘000	Usd ‘000

Revenue, net	5,069,558	742,651	2,944,659	431,370

Cost of sales	(4,044,390)	(592,472)	(2,459,095)	(360,238)

Gross profit	1,025,168	150,179	485,564	71,132

Other income	18,573	2,721	9,197	1,347

Research & development costs	(67,300)	(9,859)	(57,470)	(8,419)

Selling, distribution and administrative expenses	(507,746)	(74,381)	(332,112)	(48,652)

Operating profit	468,695	68,660	105,179	15,408

Finance costs	(38,991)	(5,712)	(16,599)	(2,432)

Share of profit of associates	48	7	2,146	314

Share of loss of joint ventures	(7,780)	(1,140)	(5,864)	(859)

Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loans	—	—	202,950	29,731

Profit before tax from continuing operations	421,972	61,815	287,812	42,162

Income tax expense	(64,637)	(9,469)	(19,651)	(2,879)

Profit for the period from continuing operations	357,335	52,346	268,161	39,283

Discontinued operations	—	—	1,236	181

Profit for the period	357,335	52,346	269,397	39,464

Attributable to:-

Equity holders of the Parent	271,794	39,815	207,807	30,442

Non-controlling interest	85,541	12,531	61,590	9,022

	357,335	52,346	269,397	39,464

Net earnings per common share	7.29	1.07	5.58	0.82

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(Rmb and US$ amounts are expressed in thousands)

	As of December 31, 2009	As of March 31, 2010
	Rmb ‘000	Rmb ‘000	Usd ‘000

Cash and cash equivalent	3,657,981	3,669,718	537,585

Trade and bills receivables	2,506,701	4,565,100	668,752

Inventories	2,130,026	2,190,313	320,864

Net current assets	8,678,505	11,004,859	1,612,126

Total assets	13,305,911	15,735,862	2,305,182

Trade payables	4,749,651	6,472,963	948,239

Short-term and long-term interest bearing loans and borrowings	1,079,048	954,514	139,829

Equity attributable to equity holders of the Parent	4,049,331	4,257,675	623,716

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